DIGITAL VIDEO SYSTEMS, INC.
                            688 West Dana Street
                           Mountain View, CA 94041


                                                    April 3, 2001

Securities and Exchange Commission
Washington, D. C. 20549

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 12b-25 for the late filing of the Form 10-KSB for the nine-months period ended December 31, 2000.

Sincerely,

DIGITAL VIDEO SYSTEMS, INC.

Mali Kuo
Chief Executive Officer





================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 12b-25


                                              Commission File Number 0-28472

                   NOTIFICATION OF LATE FILING

     (Check One):  [x] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended:  September 30, 2000

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:------------------------
-------------------------------------------------------------------------------

                     Part I -  Registrant Information

Full Name of Registrant:    Digital Video Stystems, Inc.

Former Name If Applicable:
                           -------------------------------------------

Address of Principal Executive Office (Street and Number):
688 West Dana Street
------------------
City, State and Zip Code: Mountain View, CA 94041
                          --------------------------------

                     Part II - Rules 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]  (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.





                     Part III - Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In its continuing efforts to reduce expenses, the Company has maintained very small staff in its corporate offices available to handle its accounting and SEC reporting obligations. The staff continues to work diligently with its auditors to complete the audit of its financial statements for the transition year ended December 31, 2000 and the drafting of the Form 10-K but with its limited resources, it will not be able to complete this work by the April 2, 2001 filing deadline.

                     Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification

Mali Kuo                          (650)                    564-9699
-------------------------------------------------------------------------------
(Name)                           (Area Code)            (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes       [ ] No



               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes       [ ] No

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Please see attached explanation.)





                     DIGITAL VIDEO SYSTEMS, INC.
            (Name of Registrant as specified in charter)


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2001
---------------------------

By:  /s/ Mali Kuo
---------------------------
    Mali Kuo
    Chief Executive Officer



                      DIGITAL VIDEO SYSTEMS, INC.
                             Form 12b-25
                           PART IV, ITEM (3)

Explanation:

There has been significant improvements in operational results compared with the corresponding nine month period for the last fiscal year. The revenues have been increased to approximately $73.1 million in the nine-month period ended December 31, 2000 compared to $45.6 million in the same nine-month period ended December 31, 1999. The gross margin was approximately 13.9% in the nine-month period in 2000 compared to 12.5% in the same nine-month period in 1999.

These amounts are all totals for the nine month transition period of April 1, 2000 through December 31, 2000, reflecting the change in the Registrant's fiscal year ending date from March 31 to December 31, announced in December 2000.